[Letterhead of Sullivan & Cromwell LLP]

May 20, 2015

Via EDGAR

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Royal Bank of Canada – Form 40-F for the Fiscal Year Ended October 31,
2014 (SEC File No. 001-13928)

Dear Ms. Ciboroski:

On behalf of Royal Bank of Canada (the “Bank”), this acknowledges receipt of the Staff’s comment letter dated May 18, 2015.  In the letter, the Staff requested that the Bank provide a response within ten business days or that it advise the Staff when it will provide a response.

As we discussed yesterday afternoon, the Bank’s second fiscal quarter ended on April 30, 2015, and many of the persons that will have principal responsibility for preparing the Bank’s response letter are and will continue to be engaged in closing out the quarter and work on the Bank’s earnings announcement and report to shareholders through May 28, 2015, when earnings will be announced and the report to shareholders will be filed with Canadian securities regulators and the SEC.  Accordingly, the Bank plans to submit its response to the comment letter no later than June 23, 2015.  The additional time will allow relevant personnel to perform

Division of Corporation Finance	-2-

the work necessary for thorough responses and will also permit time for required review of the responses prior to their submission to the Staff.

If you have any questions concerning this matter please contact the undersigned at (212) 558-4016 or Donald J. Toumey at (212) 558-4077.

Very truly yours,

/s/ Donald R. Crawshaw
Donald R. Crawshaw

cc:	Rod Bolger
Gerhardt Samwell
Paul D. Guthrie
(Royal Bank of Canada)

Richard Nunn
(Deloitte LLP)

Donald J. Toumey
(Sullivan & Cromwell LLP)